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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07000797

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

JAN 9 2007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/05___ AND ENDING___09/30/06___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Industry Management Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

42 WINDING LANE
_____
(No. and Street)

GREENWICH   CT   06830
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BENJAMIN L. LUBIN   (203)-869-5754
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO. LLP   CERTIFIED PUBLIC ACCOUNTANTS
_____
(Name – if individual, state last, first, middle name)

860 BERGEN AVENUE   SUITE # 801   JERSEY CITY, NJ   07306
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

✓ PROCESSED

JAN 1 8 2007

FOR OFFICIAL USE ONLY	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___BENJAMIN L. LUBIN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SECURITIES INDUSTRY MANAGEMENT CORP._____ , as of ___SEPTEMBER 30,_____ , 20_06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                Signature

PRESIDENT_____
                                                Title

_____
        Notary Public

My Commission Expires
Dec. 31, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES INDUSTRY MANAGEMENT CORPORATION

42 WINDING LANE

GREENWICH, CT 06831

SEPTEMBER 30, 2006

A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.

FOR THE YEAR ENDED SEPTEMBER 30, 2006

CONTENTS

A. L. Wellen & Co. LLP.
Certified Public Accountants

A. L. Wellen & Co. LLP
Certified Public Accountant
880 Bergen Avenue   Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors
Securities Industry Management Corp.

We have audited the accompanying statement of financial condition of Securities Industry Management Corp. as of September 30, 2006, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Industry Management Corp. as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen & Co. LLP
NJ License # 20CB00279700

Jersey City, New Jersey
October 13, 2006

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SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2006

ASSETS

CURRENT ASSETS
Cash in bank	$ 71,452
Due from brokers	914,821
Accounts Receivable	13,637
Miscellaneous Receivables	5,969

SECURITIES OWNED
Securities (at market value)	1,322,410

OTHER ASSETS

Furniture and Equipment (net of Accumulated Depreciation of $17,186)	22,264

TOTAL ASSETS	$ 2,350,553

LIABILITIES & SHAREHOLDER'S EQUITY

LIABILITIES

Income taxes payable	$ 14,504
TOTAL LIABILITIES	$ 14,504

SHAREHOLDER EQUITY
Common stock $ 100 per value, 2,000
Share authorized, issued and outstanding	$ 200,000	
Retained Earnings	2,136,049	
TOTAL SHAREHOLDER'S EQUITY		2,336,049
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$ 2,350,553

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.

STATEMENT OF INCOME & EXPENSES
FOR THE PERIOD OCTOBER 1, 2005 TO SEPTEMBER 30, 2006

INCOME

Consulting fees		$ 63,017	
Commissions		36,469	
Dividends & Interest		73,917	
Risk Trading Realized	$ 17,703		
Unrealized Risk Trading	113,230	130,933	
TOTAL INCOME			$ 304,336

EXPENSES

General Office Expenses	$ 16,659	
Rent & Occupancy	13,400	
Insurance	4,381	
Travel & Entertainment	17,251	
Telephone	1,522	
Postage & Supplies	2,082	
Employment Benefits & Payroll Taxes	13,196	
Professional Fees	7,895	
Business Services	7,378	
Officer's Compensation	10,000	
Clearance Costs	12,451	
Depreciation	1,775	
TOTAL EXPENSES		107,990
NET PROFIT BEFORE TAXES		$ 196,346
Federal Tax Expense	$ 2,646	
State Corporate Tax Expense	8,447	11,093
NET INCOME		$ 185,253

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2005 TO SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income		$ 185,253
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation	$ 1,775	
Increase in Accounts Receivable	(11,657)	
Increase in Miscellaneous Receivables	(1,326)	
Increase in Due from Brokers	(452,502)	
Decrease in Securities Owned-At Market	298,300	
Decrease in Income taxes payable	(2,690)	
Total Adjustments		(168,100)
Net Cash Provided by Operating Activities		$ 17,153

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid	$ (55,000)	
Net cash provided by operating activities		(55,000)
		$ (37,847)
Cash and cash equivalents October 1, 2005		109,299
Cash and cash equivalents September 30, 2006.		$ 71,452

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2005 TO SEPTEMBER 30, 2006

	COMMON STOCK	RETAINED EARNING	TOTAL
Balance October 1, 2005	$ 200,000	$ 2,005,796	$ 2,205,796
INCREASES			
Net Income	-0-	185,253	185,253
	$ 200,000	$ 2,191,049	$ 2,391,049
Less Dividend Paid	-0-	55,000	55,000
BALANCE SEPTEMBER 30, 2006	$ 200,000	$ 2,136,049	$ 2,336,049

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD ENDED SEPTEMBER 30, 2005

Total October 1, 2005	none
Changes for period	none
TOTAL SUBORDINATED LIABILITES – SEPTEMBER 30, 2006	none

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.
NOTES
SEPTEMBER 30, 2006

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under
the Securities & Exchange Act of 1934 and is a member of the National
Association of Securities Dealers and the Securities Investor Protection
Corporation.

Securities transactions are recorded on a settlement date basis, generally
the third business day following the transaction date. The Financial
Statements are presented on a settlement date basis which does not
differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm
on a fully disclosed basis. The firm promptly transmits all customer funds
and securities to the clearing broker. The firm files reports pursuant to
the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Financial Statements have been prepared in accordance with
generally accepted accounting principles. Marketable securities are
valued at market value and securities not readily marketable are valued at
fair value as determined by the Board of Directors. The resulting
difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:
The preparation of financial statements in conformity with generally
accepted accounting principles requires management to make estimates
and assumptions that affect the report amounts of assts and liabilities and
disclosure of contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during
the reporting period. Actual results could differ from those estimates.

NOTE 2 -   FURNITURE AND EQUIPMENT
Depreciation is computed using various methods over the assets
estimated useful lives.

NOTE 3 -   TAXES ON INCOME
For income tax purposes, the corporation files returns on a calendar year
basis. The Company has adopted the liability method of accounting for
tax assets and liabilities.

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A.L. Wellen & Co. LLP
Certified Public Accountants

NOTE 4 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of September 30, 2006, the company had net capital of $ 2,105,153 which is $ 1,855,153 in excess of its minimum net capital requirement of $ 250,000. A copy of the firm's financial statements as of September 30, 2006 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5 -   DIFFERENCES IN NET CAPITAL COMPUTATION

There were no material differences in the computation of net capital between the audited report and the submitted focus report as of September 30, 2006. (See attached)

NOTE 6 -   INTERNAL CONTROL

There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

A.L. Wellen & Co. LLP
Certified Public Accountants

NOTE 7 -   RETIREMENT PLAN

The company terminated their retirement plan December 2000.

NOTE 8 -   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent is cash in a checking account. The company paid $ 8,447 for corporate income taxes during the year ended September 30, 2006.

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A.L. Wellen & Co. LLP
Certified Public Accountants

SECURITIES INDUSTRY MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1 (e)

AS OF SEPTEMBER 30, 2006

SHAREHOLDER'S EQUITY – Per Audited Statement $ 2,336,049

Less: Non Allowable assets:
    Accounts Receivable $13,637
    Fixed Assets   22,264   35,901

TENTATIVE NET CAPITAL $ 2,300,148

Securities Haircuts:

Money Market Funds	2%	($1,504,821)	$ 30,096	
Listed Securities–Common	15%	($ 630,800)	94,620	
Listed Securities-Preferred	10%	($ 101,610)	10,161	
Undue Concentration			60,118	194,995

NET CAPITAL $ 2,105,153

Minimum Capital Requirement   250,000
Excess Net Capital $ 1,855,153

Excess Net Capital over $300,000 or 5% of Combined Aggregate Debt $ 1,805,153

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

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A.L. Wellen & Co. LLP
Certified Public Accountants

<u>SECURITIES INDUSTRY MANAGEMENT CORP.</u>
<u>RECONCILIATION OF FOCUS REPORT WITH THE</u>
<u>FINANCIAL STATEMENTS</u>
<u>SEPTEMBER 30, 2006</u>

Net Capital – per computation of Net Capital
    September 30, 2006 on the audited report. $ 2,105,153
Add: Federal Income tax payable   14,504

     $ 2,119,657
Subtract: Decrease in Securities Haircuts   4,963

NET CAPITAL PER FOCUS REPORT SEPTEMBER 30, 2006   <u>$ 2,114,694</u>

A.L. Wellen & Co. LLP
Certified Public Accountants

I, the President of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT 06831, hereby attest that the Financial Statements and Operational Reports as at September 30, 2006 submitted by our auditors, A. L. Wellen & Co. LLP 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

_____
BENJAMIN L. LUBIN

ATTESTED BY:

_____
A. L. WELLEN & CO., LLP CPA'S

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Benjamin L. Lubin, being duly sworn according to law, deposes and says:

I am the president of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT. 06831.

The report submitted by our accountants, A.L. Wellen & Co., LLP Certified Public Accountants, as at September 30, 2006 showing Statement of Financial Condition, Statement of Income Expenses, Statement of Cash Flows, Changes in Shareholders Equity, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety Interest in any Accounts classified as that of a customer.

BENJAMIN LUBIN

Subscribed and sworn to before me

this _____ 11 _____ day of _____ Oct _____ 2006

My Commission Expires
Dec. 31, 2009

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A.L. Wellen & Co. LLP
Certified Public Accountants

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue   Suite # 801
Jersey City, NJ   07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

Securities Industry Management Corporation
42 Winding Lane
Greenwich, CT 06831

In planning and performing our audit of the financial statements of Securities Industry Management Corporation, for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Industry Management Corporation, that we considered relevant to the objectives stated in rule 17a 5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

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A.L. Wellen & Co. LLP
Certified Public Accountants

Securities Industry Management Corporation.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in our audit of the financial statements of Securities Industry Management Corporation for the year ended September 30, 2006 and this report does not affect our report thereon dated October 13, 2006.

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A.L. Wellen & Co. LLP
Certified Public Accountants

Securities Industry Management

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.L. Wellen & Co. LLP
A.L. Wellen & Co. LLP
Jersey City, New Jersey

October 13, 2006

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A.L. Wellen & Co. LLP
Certified Public Accountants